Filed by Entegris, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Mykrolis Corporation

Commission File No. 001-16611

This filing relates to the proposed merger of equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 21, 2005 (the “Merger Agreement”), by and among Entegris, Inc., a Minnesota corporation (“Entegris”), Mykrolis Corporation, a Delaware corporation (“Mykrolis”), and Eagle DE, Inc., a Delaware corporation and a wholly-owned subsidiary of Entegris (“Eagle Delaware”). The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Entegris and Mykrolis on March 21, 2005, and is incorporated by reference into this filing.

The following is a transcript of the presentation made to investors on March 21, 2005 announcing the Merger.

CORPORATE PARTICIPANTS

Gideon Argov

Mykrolis Corporation—CEO

Jim Dauwalter

Entegris, Inc.—CEO

John Villas

Entegris, Inc.—CFO

CONFERENCE CALL PARTICIPANTS

Brett Hodess

Merrill Lynch—Analyst

Jim Covello

Goldman Sachs—Analyst

Avinash Kant

Adams Harkness—Analyst

Timothy Arcuri

Smith Barney—Analyst

Mahesh Songenalia (ph)

RBC Capital Markets—Analyst

Mark Fitzgerald

Banc of America Securities—Analyst

Tim Summers

Stanford Financial Group—Analyst

Jesse Pichel

Piper Jaffray—Analyst

Dmitry Silversteyn

LongBow Research—Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the Entegris and Mykrolis conference call. Today’s call is being recorded. Please be advised that under the Safe Harbor provision of the securities reform act there will be a forward-looking statement made on this call. Those statements may involve risks and uncertainties and actual results may differ materially. Please refer to the joint press release issued this morning to the recent SEC document filed by both companies, including the form 10-K filed by Entegris in November, 2004 and the form 10-K filed by Mykrolis on March 11, 2004. Please also look for additional information in the joint proxy statement prospectus regarding the proposed merger which should be available within the next few weeks. At this time, for opening remarks and introductions, I would like to turn the conference over to the Chief Executive Officer of Mykrolis, Mr. Gideon Argov. Please go ahead, sir.

Gideon Argov - Mykrolis Corporation—CEO

Thank you, operator. Good morning, and welcome. With me today are Jim Dauwalter, Chief Executive Officer of Entegris, and John Villas, Chief Financial Officer of Entegris. I will begin the call with a few remarks about this morning’s announcement and then turn it over to Jim and John who will each have some further comments. We will then be happy to take your questions. This morning, we’re very pleased to announce a definitive agreement for the merger of equals joining together Mykrolis and Entegris. Both companies are strong, successful major suppliers of the global, semiconductor, microelectronics and other high-tech industries. This merger of equals will create the global leader in materials integrity management. Let me tell you why this is the case and what it means to the customers, employees and shareholders of these 2 companies.

First, the combined Company will be a leading provider of product and services to help semiconductor, microelectronics and other high-tech manufacturers purify, protect and transport critical materials and thereby make their products more quickly, more cost effectively and more profitably. The materials integrity management platform will give us a significant position in these industries. Second, based on the recent market prices of Mykrolis and Entegris, the new Entegris will have a market cap well in excess of $1 billion. It will be a Company with a global presence and organizational scale necessary to support customers, both large and small, in key regions around the world. The size, scope and scale plus the cost synergies made possible by the merger, which we estimate to be in the $15 million range in annual cost savings, will enable us to realize significant operating leverage. The combined enterprise will have combined trailing annual sales in excess of $650 million and the transaction is expected to be significantly accretive beginning in calendar 2006, the first full post completion year.

Thirdly, the new Company will be able to leverage its global infrastructure and its complementary product offerings across its markets, geographies, and technologies. As a result, we see technology and marketing synergies that in combination with its strong combined balance sheet will allow us to grow faster than the market and to selectively pursue new growth opportunities. Fourth, we’re confident that the strength of the combined Company will position it to achieve outstanding financial performance. The new Entegris will operate in diverse geographies and serve not just semiconductor manufacturers but other high-tech, high growth, high value-added industries. It will have a broad worldwide customer base. It will enjoy multiple revenue streams and its strong and growing emphasis on consumables, which will represent more than 60 percent of revenues at inception, should help the Company successfully navigate through cyclical industry and economic downturns.

That in brief is what we believe this merger will deliver to our customer, shareholders, and employees. We believe it will make us an even better partner to our customers and suppliers. We believe it will make the new Entegris an exciting dynamic growth-oriented environment for our employees. And we believe it will enhance our ability to create value for our investors. Before turning the call over to Jim and John, I would like to give you a very brief account of my relationship with and perspective on Mykrolis. When I joined Mykrolis last November, I found it to be a Company with best of class products and a very successful 25 plus year track record in the semiconductor industry. Here was a Company that had spun off from Millipore, its former corporate parent, at a very challenging time, just weeks before 9/11 and at the beginning of the worst downturn the semiconductor industry had ever seen.

To the great credit of the Mykrolis management team, the Company has not only survived but flourished over the past 3 years. It is the leader in purifying and delivering the gases and liquids used to make semiconductors and other electronic products, a necessary and increasingly critical step that enables the manufacturing of ever smaller and ever more powerful devices. In addition to its strong product line, Mykrolis also has a strong local presence in Japan as well as throughout Asia, both key geographies for the semiconductor industry. So why merge? The rationale and driving factors underlying this merger are quite simple. The manufacturers of semiconductor devices and other high-tech products are becoming fewer but larger. Successful suppliers will need to have the global footprint, the resources and technologies to support these customers. And that’s just what this transaction will give us.

So from the Mykrolis perspective, the fit with Entegris clearly makes sense, strategically, operationally, technologically, and financially. We’re very happy to be a part of and a partner in this merger of equals. We’re truly delighted to have Entegris as our merger partner and we’re very excited about the value the merger will create for our customers, our employees, and above all, our shareholders. Jim?

Jim Dauwalter - Entegris, Inc.—CEO

Well, thank you, Gideon, and hello to everyone this morning. At Entegris, the concept of materials integrity management has been an important one in shaping our strategy. As the processes involved in semiconductor, microelectronics, and other high-tech manufacturing have gotten more and more complex, the need for special skills and advanced technology to purify, protect, and transport these semiconductor and other materials from raw wafer to finished device has continued to grow. Thus, ensuring the integrity of wafers, chemicals, devices, and other critical materials from production to consumption will continue to be vital to the success of entire markets. That’s the premise behind what we do. That’s why we see so many attractive business, growth, and value creation opportunities in semiconductor, manufacturing, and other existing and new markets in North America, in Asia, in Europe, and around the world.

Both Entegris and Mykrolis independently concluded that the time was right for a consolidation of our industry. And both companies had both the board and senior management levels concluded for all the reasons Gideon mentioned that Entegris and Mykrolis are ideal merger partners. To give you a sense of what the new Company will look like in terms of products, customers, and markets, here is a brief overview. Approximately 80 percent of the new Company will be focused on the semiconductor market, including OEMs, IDMs and foundries. 20 percent will be focused on other technology-based industries such as microelectronics, data storage, flat panel display, life sciences, and fuel cells. In addition the new Entegris will continue to address and look for new growth opportunities such as the emerging fuel cell market. The new Entegris will have a balanced customer base and broad geographic reach, with only one customer representing more than 5 percent percent of sales and no customer representing 10 percent or more of sales.

In the last 12 months, sales for the combined companies were 32 percent from North America, 30 percent from Asia, 25 percent from Japan, and 13 percent from Europe and the rest of the world. The product lines of the 2 companies mesh very nicely. The new Company will have solid market positions in wafer, component and fluid handling, as well as in liquid and gas purification. A sizable portion, more than 60 percent of sales, will be unit driven consumable products and services, which as Gideon mentioned, will cushion the impact of industry and economic cycles. The product and service offering of the 2 companies are highly complimentary. The combined Company will have proprietary core technologies in polymer materials, and separation science, sensing and control, and deep microelectronics process applications knowledge. These provide a number of opportunities for the development of new products, including advanced systems for fluid handling.

Going forward, we will continue to develop the technologies, deliver the products, and provide the services that will encourage customers to view us as their preferred product and service provider. The Company that can best help them increase their yield, productivity, and profitability at every point in the value chain from raw wafer to finished device. The customers of both Mykrolis and Entegris have come to expect high levels of service, support and quality from our companies. They should expect nothing less in the coming months, as both companies share a deep commitment to making this process smooth and seamless. Like Gideon, I’m very excited about this deal. I too believe it will be good for our customers, our employees, and our shareholders. It will make the new Entegris the unquestioned leader in materials integrity management, and like Gideon and his colleagues at Mykrolis, we at Entegris look forward to getting the deal done. And now, our current and future CFO, John Villas, will provide some additional color on the financial aspects of the transaction.

John Villas - Entegris, Inc.—CFO

Thank you, Jim. I would like to briefly review some of the terms of the proposed transaction. As our news release indicates, this is a stock for stock merger, with Mykrolis shareholders receiving 1.39 Entegris shares per each share of Mykrolis they own. Upon completion, which we expect will occur in the third calendar quarter, current Entegris shareholders will own approximately 56 percent of the combined Company and current Mykrolis shareholders will own approximately 44 percent. The combined Company will have combined trailing annual sales of more than $650 million, with about 55 percent of those revenues coming from Japan and the rest of Asia, and more than 60 percent coming from consumables. As Gideon said earlier, the scale of the combined entity provides for significant operating leverage. We expect to realize $15 million of operating synergies in calendar 2006. These synergies would be realized primarily through the rationalization of certain back office functions and a global work force reduction of approximately 5 percent. Wherever possible, this work force reduction will be achieved through attrition.

As a result, we expect the merger to be earnings neutral in the second half of calendar 2005 excluding non-cash, purchase accounting adjustments, and excluding these adjustments to be accretive by $0.08 per share to the earnings of the combined Company in calendar year 2006. The balance sheet of the combined entity is very strong, with minimal debt of $27 million and $284 million in cash and marketable securities. Entegris and Mykrolis are on different fiscal year-ends. The Entegris fiscal year-end currently ends in August and that of Mykrolis in December. The plan is to move the combined Company to a December year-end. The boards of directors of both companies have unanimously approved the definitive merger agreement. We will now begin the process of seeking regulatory and shareholder approval, which we expect to take approximately 3 months.

Gideon Argov - Mykrolis Corporation—CEO

Thank you, John. To summarize what we’ve been telling you this morning, one, this merger of equals combines 2 strong successful companies to create the global leader in materials integrity management. Two, the new Company, the new Entegris, will focus on purifying, protecting, and transporting critical materials used in the semiconductor, microelectronics and other high-tech industries. And three, the new Entegris will be operationally and financially strong with significant growth opportunities. That concludes our formal comment and we will now be happy to take your questions. Operator?

Q&A

Operator

Thank you. [Operator Instructions] Our first question will come from Brett Hodess with Merrill Lynch.

Brett Hodess - Merrill Lynch—Analyst

Good morning. A couple of questions, I understand that Entegris supplies some of the polymer housings for the filters for Mykrolis already, so will that portion of the revenue is that significant at all and will that be sort of a, you know, I guess subsumed into the combined Company? And what impacts would that have on margins?

Gideon Argov - Mykrolis Corporation—CEO

The — in fact, that is true, that Entegris has been a long-term supplier to Mykrolis for housings for various filters. And while that is an important supplier, that is not going to have an enormous impact financially on this transaction. Obviously, they will — you know, it will now be one Company, but that is not a driver or any kind of a significant strategic element here at all.

Brett Hodess - Merrill Lynch—Analyst

Okay. And the second question I have is, have you looked at the — you mentioned the $15 million in savings that will come from mostly back office and attrition, but have you looked at the distribution channels and sales channels of the Company to see if there is synergies that can be had from those areas as well?

Jim Dauwalter - Entegris, Inc.—CEO

Yes, Brett, this is Jim, you know, obviously, there is a lot of work that is done prior to the announcement of the deal, but really, there is a tremendous more amount of work to be done in the coming weeks and during this whole integration process. I think both companies have had experience in doing this kind of thing and we absolutely will be flushing out and looking at all opportunities as, you know, as we kept — we have talked for some time and I know you’re well aware of the global effort that both companies, for that matter all companies, in the semiconductor industry are faced with and this will surely enhance our capabilities and looking at how we can best leverage — leverage that whole front, including those type of channels that you’ve mentioned.

Brett Hodess - Merrill Lynch—Analyst

Great. Congratulations.

Jim Dauwalter - Entegris, Inc.—CEO

Thanks, Brett.

Gideon Argov - Mykrolis Corporation—CEO

Thank you.

Operator

And we will take our next question from Jim Covello with Goldman Sachs.

Jim Covello - Goldman Sachs—Analyst

Thank you very much. And let me offer my congratulations as well.

Jim Dauwalter - Entegris, Inc.—CEO

Thanks, Jim.

Gideon Argov - Mykrolis Corporation—CEO

Thank you.

Jim Covello - Goldman Sachs—Analyst

A couple of question, I guess Jim first for you, is this merger either because of strategic — a strategic shift or just because of management focus and not wanting to get too thin? Does it do anything to the efforts, to the near-term efforts, I guess, in the fuel cell and life sciences business?

Jim Dauwalter - Entegris, Inc.—CEO

Well, Jim, this has really been, I think, as you know, something that Entegris has viewed as being a very, very important to the marketplace and something that we have recognized that scope and scale is so important. And as we look around at those companies that can help each other, really, become that significant player in the industry, this is just right into, I think, both of our power alleys. You know, the other thing that I think that this one really plays nicely into is this isn’t a merger about one strong company and one weak company. This is about 2 companies that are both strong, that both have significant positions with their product offerings, that have solid relationships with their customers, and you know, from a pure Entegris perspective, you know, filtration is an application that is everywhere, it ties so nicely into our fluid streams, and some of our sensing technology, that it is just, you know, from just Entegris’s eyes alone, and Gideon speak to this as well, but it just fits so well into the very thing that we have been talking about under our materials integrity management umbrella and that whole presence in this space. So that’s why we think it makes so much sense.

Jim Covello - Goldman Sachs—Analyst

Sure. And I would definitely agree with all that. I guess my question is to the extent that Entegris has been, has or had been trying to get critical mass in other segments, does this decrease the near-term urgency to try and go out and get that critical mass say in the fuel cell or in the life sciences markets?

Jim Dauwalter - Entegris, Inc.—CEO

I think what it does is that it really positions us with — when we compliment the 2 lines of products, it may even, you know, shift the emphasis to even be more aggressive in some of those opportunities. But we really need to take a little time and digest from each other what we have and how we can best leverage those things. It does not mean that we will, in either case, give up those efforts of expanding into other markets, if they’re appropriate and profitable. They’ve got some product offerings where, you know, they’ve already had a greater focused effort like the flat panel area. They come from the life sciences area. So there are a lot of things that I think once we get our technologists together, that we will be able to get a better flavor for where we can take that. But what we both totally agree on is expanding the materials integrity management as the critical platform that moves us both forward.

Jim Covello - Goldman Sachs—Analyst

Terrific. And maybe if I can just ask one final question. Relative to, you know, the timing of the cycle, and I don’t want to ask the question about where you think we are in this cycle, but what I do want to understand is when do you think it is — when is a good time in the cycle to do a merger of this type? Is it better to do it when things are a little bit softer, better to do it when things are a little bit better? What are your thoughts around that?

Gideon Argov - Mykrolis Corporation—CEO

Jim, there is Gideon. There is no good time and there is no bad time in a cycle to do a merger. There is either a merger that makes sense or it doesn’t make sense and frankly that is true in my opinion regardless of the cycle. So the cycle has basically zero to do with this decision. These are 2 strong companies with complementary technologies and products, complementary geographies, to a large extent customers that don’t overlap, and yet we’ve decided that we think that the 1 plus 1 will be more than 2 in this case, and we think we know how to execute that. That has nothing to do with the cycle. It has everything to do with corporate strategy, with the desire to achieve scale in an industry that requires it, and that’s what we’re going to do.

Jim Covello - Goldman Sachs—Analyst

Terrific. Thanks so much.

Jim Dauwalter - Entegris, Inc.—CEO

Thanks, Jim.

Operator

We will take our next question from Avinash Kant with Adams Harkness.

Avinash Kant - Adams Harkness—Analyst

Congratulations to both the teams on this proposed merger. I had 1 or 2 questions. The first one, of course, in terms of your materials business, I believe the combined Company would have roughly 60 percent of business coming out of the unit driven materials side and the rest is from the equipment side. Now, going forward, once past this merger, what would be the strategy in terms of growth? Would you be growing more on the materials side? Or would you focus more on the equipment side?

Gideon Argov - Mykrolis Corporation—CEO

This is Gideon. I think one of the reasons that makes this particular merger an exciting one from the standpoint of both companies and our investors is the high proportion of consumables within both companies. I think, while we’re not going to talk about our future strategy, I think you can expect that there will be a continued emphasis on consumables because they represent a high quality revenue stream, recurring revenue stream. For all the reasons that you know, they tend to be less cyclical to some extent than equipment businesses, and I think you will see consumables be an important part, not just now but going forward, of the combined strategy of the new Entegris. Jim?

Jim Dauwalter - Entegris, Inc.—CEO

Yes, and we will not lose our emphasis on the OEM community, and the, you know, the product that we sell into more capital intensive type pieces of business and companies that provide that type of thing, including the IDM. So the focus will be taking care of the full customer base, but it surely feels like this is a great step further in being more focused on the materials-driven product than on the CapEx side of things that continues to be an important part of our business.

Avinash Kant - Adams Harkness—Analyst

And if I may, one follow-up, in terms of the end markets, too, you talked a little bit about 80 percent of the business coming from the semiconductor side and 20 percent from other businesses. Now once again, similar question there, would you kind of keep it in the similar fashion or you have a preference one way or the other to expand this side of the business?

Jim Dauwalter - Entegris, Inc.—CEO

Well, semiconductor is still going to be an extremely important part of our product offering and our — the markets that we serve. There is no purposeful intent of ever exiting or minimizing the importance of that part of our business. We will, though, again under that materials integrity management umbrella look at how we can continue to expand and use our core competencies in multiple markets, provided they make sense and we really have value to bring to them. And you know, the other thing that we’re going to be doing, as we bring technologies together, is expanding our core. The real basis that got us here. I can assure you we are never going to leave that piece that’s so vitally important to our positioning and the things that we worked so hard to create over the last 30 plus years.

Avinash Kant - Adams Harkness—Analyst

Thanks, Jim and Gideon.

Gideon Argov - Mykrolis Corporation—CEO

Thank you.

Operator

And we will guest go next to Timothy Arcuri with Smith Barney.

Timothy Arcuri - Smith Barney—Analyst

Hi, guys. Thanks a lot. Actually I have 3 things. Number one, in terms of the cost synergies that you’re talking about, you know, $15 million seems somewhat conservative. And if you kind of follow my logic here, if, you know, you take a 5 percent headcount reduction, it looks like most of the $15 million is taken up by that headcount cut. You know, are there any other facilitate consolidation savings and it just seems like that might be conservative as we look out into 2006.

John Villas - Entegris, Inc.—CFO

Tim, this is John. We certainly feel as though that the $15 million of synergies that we’ve outlined is achievable. We expect those to be in place and realized during our calendar 2006. We are — we have done some integration planning at this point in order to reach that target and it will be as a result of rationalization of duplicate administrative functions as well as facilities. The companies do not have a tremendous overlap in product manufacturing. That’s one of the obvious ideal scenarios in this situation, because there is great synergy, as we look at our manufacturing facilities, in terms of where we can locate production and expand and serve those customers very well under the materials integrity management platform. So we feel the $15 million is achievable and we’re excited about getting started with that.

Jim Dauwalter - Entegris, Inc.—CEO

And Tim, I would just add that we both have significant responsibilities to several customers that are depending on Entegris and Mykrolis to deliver product to them. That we’re critical to the manufacturing stream for our customers, and we want to be extremely sensitive to making sure we are thoughtful and manage this process very, very carefully, because we — the last thing we are going to do is disrupt that flow of product to them. We just think that is critically important.

Timothy Arcuri - Smith Barney—Analyst

Sure. Sure. So I guess does that $15 million, just so I’m straight, does that include the consolidation of any facilities or does that not include that?

Gideon Argov - Mykrolis Corporation—CEO

That’s a number that we’re very comfortable that we’re going to achieve for 2006, it includes a variety of things, and I think that is the number that we are putting out there. We’re not going to go specifically into what is included and what is not included in that number. The opportunities that John described are opportunities we’re looking at as well. And there’s a joint team doing that. We think the financial performance of this combined business will be quite good.

Timothy Arcuri - Smith Barney—Analyst

Okay. Gideon, great. And then I guess kind of along the same lines, you know, you’re talking about this being earnings neutral, initially, but it looks like there would have to be some merger-related costs to the tune of about $5 million for it to not be accretive. Is that the right way to think about it?

John Villas - Entegris, Inc.—CFO

Yes, absolutely. There will be certainly some integration costs, some retention cost, et cetera, as we work through the integration that we will be going through. Once we close the transaction, we expect that to be in the, hopefully, early in the third calendar quarter of this year. And so the remainder of the year will be a very, very busy time with integration costs, et cetera, that are going on to get us to this synergistic position we expect to be in in calendar 2006.

Timothy Arcuri - Smith Barney—Analyst

Okay. And then if I can just sneak in one quick last one. A question for you, Gideon. Can you talk a little bit about the mass flow controller business? Is that a business that you really want to be in over the longer term, you know, given kind of where margins are and given what some of your competitors have in terms of margins in the MFC business, is that a business where you feel like there is opportunities as you look out into next year to maybe slice and dice that a little bit?

Gideon Argov - Mykrolis Corporation—CEO

I think first of all, the mass flow controller business is one where we have some great technology, including some recent technology in the form of the pressure and sensitive mass flow controller that is being very well received among customers, both in North America and also in Asia. I think that rather than address that specifically, I would — I would go back to a comment that Jim made a few minutes ago and that is that as the new Entegris, the combined Company, will take a look at all of its businesses with the idea of creating a combined platform that has some of the characteristics we’ve been talking about, growth, the type of significant consumable component that we’ve described, 60 percent-plus. And in the context of that, we will be moving forward, but certainly, no decisions in that specific area that I would like to communicate at this point.

Timothy Arcuri - Smith Barney—Analyst

Sure. Great. Thanks, guys.

Operator

We will go next to Stuart Muter with RBC Capital Markets.

Mahesh Songenalia - RBC Capital Markets—Analyst

Yes, thank you. This is Mahesh Songenalia for Stuart Muter. Along the same line on strategic fit, in long-term do you see cost saving by combining R&D or say product development?

Gideon Argov - Mykrolis Corporation—CEO

This is Gideon. Actually, that is not an area of significant cost savings in this situation, because both companies depend on product development and R&D for — it’s the life blood of this business., And neither Company, I would say, has splurged in this area in the past. It has been very focused, as we did our due diligence and Entegris did their, we discovered a lot of compatibility, a lot of, frankly, complimentary development and technology capabilities as opposed to duplicative ones. And therefore, I think what you will see is each Company contributing different synergies, if you will, but through applying technologies across — across different product lines and in different customers, as opposed to cutting out those costs. It is an area where strength is present in both companies and it is not an area where, frankly, we see a need to cut in any dramatic sense.

Jim Dauwalter - Entegris, Inc.—CEO

Yes, and I would just add to that, actually, since you bring it up, what I’m really excited about is that once this process is done, when we’re able to put those technology groups together and to think about what those next generation products could be, I think that is some real potential for us in the future. So that’s where I think right now, we’re focused on as we think to the future.

Mahesh Songenalia - RBC Capital Markets—Analyst

Okay. Thank you. A quick follow-up, so currently you don’t have any due have any product overlap?

Jim Dauwalter - Entegris, Inc.—CEO

No, I had to think for a second, there really isn’t any product overlap, as Brett Hodess mentioned early, there is some product that we manufacture for them and that will be interesting to look at in the future. But there is not any product that we overlap, but there are obviously all of the customer overlaps that we have.

Mahesh Songenalia - RBC Capital Markets—Analyst

Okay. Thanks a lot.

Operator

Mark Fitzgerald, Banc of America Securities.

Mark Fitzgerald - Banc of America Securities—Analyst

Thanks. Can you give us some insight on Entegris’s market share in Japan and is there any potential to leverage the high market share of Mykrolis has in Japan?

Jim Dauwalter - Entegris, Inc.—CEO

Well, that surely is — as we look at what the combined Company can do and the strengths of the each, they’re very strong in the Japanese marketplace, and I think that we can kind of go from we’re good there to becoming a better provider of product. And we should enhance our relationships in the Japan marketplace, particularly at the OEM level. And so that’s a great question and one that I think the new Company will be able to take advantage of.

Gideon Argov - Mykrolis Corporation—CEO

I agree completely with Jim on that.

Mark Fitzgerald - Banc of America Securities—Analyst

Can you give us Entegris’ — I mean without the combination, what Japan represents for you guys on a 12 month trailing or something like that?

Jim Dauwalter - Entegris, Inc.—CEO

Our last earnings release, John, we talked about that.

John Villas - Entegris, Inc.—CFO

Yes, I believe, Mark, the combined companies will have about a 25 percent trailing 12 month in Japan, so a little — obviously a greater percentage of that comes from Mykrolis and a lesser percentage from Entegris. But we can get you those exact numbers, maybe on a follow-up.

Mark Fitzgerald - Banc of America Securities—Analyst

Okay. Thank you.

Jim Dauwalter - Entegris, Inc.—CEO

Thank you.

Operator

We will go next to Tim Summers, Stanford Financial Group.

Tim Summers - Stanford Financial Group—Analyst

Thank you. I was curious to know if you could walk us through who initiated the discussions, how long they took, and how did you conclude that the transaction would be a merger as opposed to an acquisition.

Jim Dauwalter - Entegris, Inc.—CEO

Well, I will start that discussion, because I guess I was the one that initiated it, and I will let the other guys chime in as well. This is really something that we have been talking with Mykrolis for some time. First, just initiating discussion over 1.5 years ago and more recently this past summer, and of course, Mykrolis was going through some CEO changeover and it probably wasn’t the best timing for them early on to have, you know, serious discussions. And I actually, as I look back, think that was quite appropriate. But as Gideon came on and all of Mykrolis and their management team was very aware of Entegris just as Entegris is quite aware of them, and saw the synergies and the opportunities that once Gideon was in place and had a chance to look at things and see and agree with the status of the industry and the opportunities that were there for something like this, it happened relatively quickly. But the ground work had been laid for some time and both companies, as I said, were quite aware of each other and just the things that were so complementary, just made all the sense as we think about particularly fluid stream and opportunities for future filtration. And then just how it fits so well under that materials integrity management umbrella and the scope and scale that it provides.

Gideon Argov - Mykrolis Corporation—CEO

And just to add to what Jim said, Mykrolis had not been looking for a merger partner in a formal way. But like Entegris, Mykrolis has long recognized that long-term strength and success in this industry requires a broad range of products, technologies, services and solutions. You know, a global footprint, and so forth. And so Mykrolis, as well as Entegris, had been thinking about how best to enhance its position in these categories. And I would say that you asked a follow-up point there, you know, why is this a merger and not an acquisition. I think you said that. Both companies are strong companies. Usually in these situations you see a stronger company and a weaker company. Here you have 2 strong companies combining forces and in a very complementary way. It is unusual. But it can happen and it is happening right here today. And finally, I think both companies as a result of this, the combined company really is kind of a first mover, if you will, in terms of the process of rationalization within the industry.

Tim Summers - Stanford Financial Group—Analyst

Okay. Thanks.

Operator

And our next question comes from Jesse Pichel with Piper Jaffray.

Jesse Pichel - Piper Jaffray—Analyst

Yes, good morning. A couple of questions. You’ve emphasized the strength of your combined consumables portfolio, but could you also discuss what synergies, if any, there may be in the equipment portfolio and would you consider divesting some of these equipment lines similar to the steps taken by ATMI?

Jim Dauwalter - Entegris, Inc.—CEO

You know, one piece that — as people have referenced equipment, one of the things that, while there is a certain element of our equipment, I want to emphasize that the real focus when I think some are saying equipment is the CapEx portion of our business, which isn’t necessarily totally equipment. I don’t think we would consider a FOUP to be a piece of equipment but rather it is sometimes viewed as a capital expense type item. So I don’t want to de-emphasize the fact that we have equipment sales, but that rather the numbers that we talk about are those things, those revenues that are CapEx driven versus more unit driven type sales or revenue lines.

Gideon Argov - Mykrolis Corporation—CEO

And just to add to that point, I think what you have here in the combined product portfolio is the ability to move upstream into the sub-system and system area, which neither company can do as effectively on its own. Probably the best obvious example is one where, in the case of Mykrolis, we’ve been active in the liquid dispense business for quite some time, providing products that dispense and filter liquids that are used, for example in the — used on the track systems that are used to put photo resist layers on to wafers. Well, one of the strengths that Entegris brings to that part of the business is a whole set of controls, systems that are part and parcel of their product portfolio. And part of that’s equipment. Part of that is disposables in the form of filters. But at the end of the day, it expands our combined footprint within important customers around the world. And that’s the way you need to think about the equipment versus consumable portion of this business.

Jim Dauwalter - Entegris, Inc.—CEO

As you can all imagine, we have a very, very full day today, and I think we have time for one more question.

Operator

And our final question will come from Dmitry Silversteyn, LongBow Research.

Dmitry Silversteyn - LongBow Research—Analyst

Gentlemen, I guess my final question, for this conference call, is you still have, as a combined company, you will have something like $230 million in net cash. What are the plans for using that cash going forward? You talked about making some strategic acquisitions, I mean, strategic investments, I should say, does that imply that there is bolt-on acquisitions and product line holes that you intend to plug as a combined company going forward?

Gideon Argov - Mykrolis Corporation—CEO

Well, firstly, you need cash in this business because of the nature of the business, so that’s — that is a reason to have a decent amount of cash and I don’t have to explain that to anybody on this call. Secondly, the answer to your question is yes, we — we think that the materials integrity management platform is broad enough and robust enough to provide plenty of opportunities for both internal product development and selective additional acquisitions in the future. Thoughtful, selective, and focused, those 3 key words, but will we be looking at those things? Absolutely.

Dmitry Silversteyn - LongBow Research—Analyst

Okay. Thank you very much.

Gideon Argov - Mykrolis Corporation—CEO

And that will conclude our question-and-answer session. I would like to turn the conference back to our speakers for any additional or closing comments. Well, thank you very much for participating on this conference call. And we look forward to speaking with you in the future. Thank you very much.

Operator

Thank you for your participation on today’s conference call. You may disconnect at this time.

Additional Information and Where to Find It

In connection with the proposed transaction, Entegris, Mykrolis and Eagle DE, Inc. (a newly formed corporation that will merge with Entegris to effect the reincorporation of Entegris in the State of Delaware in connection with the proposed transaction) will file a joint proxy statement/prospectus with the Securities and Exchange Commission. A registration statement on Form S-4 also will be filed with the SEC. Security holders of each company and other investors are urged to read the registration statement and the joint proxy statement/ prospectus (including any amendments or supplements to the joint proxy statement/prospectus) regarding the proposed transaction when they become available because they will contain important information about Entegris, Mykrolis and the proposed transaction. Stockholders will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Entegris and Mykrolis, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Entegris, 3500 Lyman Blvd, Chaska, MN 55318, Attention: Investor Relations Dept., telephone: (952) 556-8080, or at irelations@entegris.com or to Mykrolis, 129 Concord Road, Billerica, MA 01821, Attention: Investor Relations Dept., telephone (978) 436-6500, or at investor_relations@mykrolis.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Entegris on Entegris’ website at www.entegris.com, and investors and security holders may access copies of the documents filed with the SEC by Mykrolis on Mykrolis’ website at www.mykrolis.com.

Participants in Solicitation

Entegris, Mykrolis and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Entegris’ directors and executive officers is available in its Form DEF 14A filed with the SEC by Entegris on December 15, 2004 and in its Form 10-K filed with the SEC on November 12, 2004, and information regarding Mykrolis’ directors and executive officers is available in its Form DEF 14A filed with the SEC by Mykrolis on March 26, 2004 and in its Form 10-K filed with the SEC on March 11, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements in this filing regarding Entegris, Inc., Mykrolis Corporation, the proposed transaction and the combined company after completion of the proposed transaction constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect”, “feel”, “believe”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Entegris, Mykrolis, and their respective subsidiaries or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: the risks and factors described in the publicly filed documents of Entegris and Mykrolis, including their most recently filed Forms 10-K; general economic and business conditions and industry trends in the countries in which we operate; currency exchange risks; the continued strength of the industries in which we operate; uncertainties inherent in proposed business strategies and development plans; rapid technological changes; future financial performance, including availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or the inability to comply with, government regulation in the countries in which we operate, and adverse outcomes from regulatory proceedings; changes in the nature of key strategic relationships with partners and joint venturers; competitor responses to the products and services of Entegris and Mykrolis, and the overall market acceptance of such products and services, including acceptance of the pricing of such products and services; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the ability to promptly and effectively integrate the businesses of Entegris and Mykrolis; and the diversion of management time on merger-related issues. These forward-looking statements speak only as of the date of this filing. Entegris and Mykrolis expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the respective expectations of Entegris and Mykrolis with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The transaction is subject to customary closing conditions, including regulatory, stockholder and other third-party consents and approvals.